UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Diamondback Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Titles of Class of Securities)

25278X109
(CUSIP Number)

Hillary H. Holmes
811 Main Street, Suite 3000
Houston, Texas 77002
(346) 718-6600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 23, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25278X109
1	NAMES OF REPORTING PERSONS
Autry Stephens Management Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,416,015

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,416,015

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,416,015

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Based upon 294,742,493 shares of Company Common Stock outstanding as of September 12, 2024, as disclosed by the Company in its Form S-3 filed with the Securities and Exchange Commission on September 19, 2024.

CUSIP No. 25278X109
1	NAMES OF REPORTING PERSONS
ACS Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,416,015

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,416,015

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,416,015

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Based upon 294,742,493 shares of Company Common Stock outstanding as of September 12, 2024, as disclosed by the Company in its Form S-3 filed with the Securities and Exchange Commission on September 19, 2024.

CUSIP No. 25278X109
1	NAMES OF REPORTING PERSONS
ACS Capital Holdings, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,416,015(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,416,015(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,416,015(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Consists of (i) 1,037,819 shares of Company Common Stock held directly by Endeavor Manager, LLC, and (ii) 10,378,196 shares of Company Common Stock held directly by ACS Capital Holdings, LP.

(2) Based upon 294,742,493 shares of Company Common Stock outstanding as of September 12, 2024, as disclosed by the Company in its Form S-3 filed with the Securities and Exchange Commission on September 19, 2024.

CUSIP No. 25278X109
1	NAMES OF REPORTING PERSONS
Endeavor Manager, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,037,819

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,037,819

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,037,819

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Based upon 294,742,493 shares of Company Common Stock outstanding as of September 12, 2024, as disclosed by the Company in its Form S-3 filed with the Securities and Exchange Commission on September 19, 2024.

CUSIP No. 25278X109
1	NAMES OF REPORTING PERSONS
Stephens Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
58,323,346

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
58,323,346

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,323,346

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.8% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Based upon 294,742,493 shares of Company Common Stock outstanding as of September 12, 2024, as disclosed by the Company in its Form S-3 filed with the Securities and Exchange Commission on September 19, 2024.

CUSIP No. 25278X109
1	NAMES OF REPORTING PERSONS
Stephens Family Trust #2

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
31,947,366

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
31,947,366

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,947,366

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.8% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Based upon 294,742,493 shares of Company Common Stock outstanding as of September 12, 2024, as disclosed by the Company in its Form S-3 filed with the Securities and Exchange Commission on September 19, 2024.

CUSIP No. 25278X109
1	NAMES OF REPORTING PERSONS
SFT Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
90,270,712(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
90,270,712(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
90,270,712(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Consists of (i) 58,323,346 shares of Company Common Stock held by SFT 1 Holdings, LLC, and (ii) 31,947,366 shares of Company Common Stock held by SFT 2 Holdings, LLC.

(2) Based upon 294,742,493 shares of Company Common Stock outstanding as of September 12, 2024, as disclosed by the Company in its Form S-3 filed with the Securities and Exchange Commission on September 19, 2024.

CUSIP No. 25278X109
1	NAMES OF REPORTING PERSONS
SFT 1 Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
58,323,346

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
58,323,346

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,323,346

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.8% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Based upon 294,742,493 shares of Company Common Stock outstanding as of September 12, 2024, as disclosed by the Company in its Form S-3 filed with the Securities and Exchange Commission on September 19, 2024.

CUSIP No. 25278X109
1	NAMES OF REPORTING PERSONS
SFT 2 Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
31,947,366

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
31,947,366

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,947,366

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.8% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Based upon 294,742,493 shares of Company Common Stock outstanding as of September 12, 2024, as disclosed by the Company in its Form S-3 filed with the Securities and Exchange Commission on September 19, 2024.

CUSIP No. 25278X109
1	NAMES OF REPORTING PERSONS
Lyndal Stephens Greth

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
101,686,727(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
101,686,727(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
101,686,727(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Consists of (i) 10,378,196 shares of Company Common Stock held directly by ACS Capital Holdings, LP, (ii) 1,037,819 shares of Company Common Stock held directly by Endeavor Manager, LLC, (iii) 58,323,346 shares of Company Common Stock held directly by SFT 1 Holdings, LLC, and (iv) 31,947,366 shares of Company Common Stock held directly by SFT 2 Holdings, LLC.

(2) Based upon 294,742,493 shares of Company Common Stock outstanding as of September 12, 2024, as disclosed by the Company in its Form S-3 filed with the Securities and Exchange Commission on September 19, 2024.

Item 1.	Security and Issuer.

This Amendment No. 1 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on September 13, 2024 (the “Schedule 13D”) by the Reporting Persons (as previously defined in the initial Schedule 13D) with respect to shares of Common Stock, par value $0.01 per share (the “Company Common Stock”), of Diamondback Energy, Inc., a Delaware corporation (the “Company”). Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Schedule 13D. Unless amended or supplemented below, the information in the Schedule 13D remains unchanged.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following:

Secondary Offering

On September 19, 2024, in connection with a registered secondary public offering (the “Secondary Offering”) of Company Common Stock, the Endeavor Stockholders entered into an underwriting agreement (the “Underwriting Agreement”) with the Company and Evercore Group L.L.C., Citigroup Global Markets Inc. and J.P. Morgan Securities LLC, as representatives of the several underwriters named on Schedule A-1 thereto (collectively, the “Underwriters”). In connection with the Secondary Offering, which closed on September 23, 2024, the Reporting Persons sold 13,212,830 shares of Company Common Stock to the Underwriters at a purchase price of $175.1075 per share. Subject to the sale of the Company Common Stock by the Endeavor Stockholders to the Underwriters in compliance with the terms of the Underwriting Agreement, the Underwriters agreed, severally and not jointly, to sell to the Company, and the Company agreed to purchase from the Underwriters, an aggregate of 2,000,000 shares of the Company Common Stock being sold by the Endeavor Stockholders.

In connection with the Secondary Offering, each of the Endeavor Stockholders entered into a lock-up letter (the “Lock-Up Letter”) in the form appended to the Underwriting Agreement. Pursuant to the Lock-Up Letter, the Endeavor Stockholders agreed with the Underwriters, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Company Common Stock or securities convertible into or exchangeable or exercisable for any shares of Company Common Stock, enter into a transaction which would have the same effect, enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the shares of Company Common Stock, whether any such aforementioned transaction is to be settled by delivery of the shares of Company Common Stock or such other securities, in cash or otherwise, publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, or make any demand for or exercise any right with respect to, the registration of any shares of Company Common Stock or any security convertible into or exercisable or exchangeable for the shares of Company Common Stock during the period from the date of the Lock-Up Letter continuing through and including the date 170 days after the public offering date set forth on the cover of the Final Prospectus, except with the prior written consent of the representatives of the Underwriters.

The foregoing descriptions of the Underwriting Agreement and the Lock-Up Letter do not purport to be complete and are qualified in their entirety by reference to the actual terms of such documents, copies of which are attached as exhibits hereto and incorporated herein by reference. The terms of the Secondary Offering are further described in the Form 8-K filed by the Company with the Securities and Exchange Commission on September 23, 2024.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following:

The descriptions of the Underwriting Agreement and Lock-Up Letter included in Item 4 above are incorporated by reference into this Item 6.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is hereby amended by adding the following:

Exhibit Number	Description

99.6
Underwriting Agreement, dated as of September 19, 2024, by and among the Endeavor Stockholders, the Company and Evercore Group L.L.C., Citigroup Global Markets Inc. and J.P. Morgan Securities LLC, as representatives of the several underwriters named on Schedule A-1 thereto, including the form of Lock-Up Letter attached as an exhibit thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2024
AUTRY STEPHENS MANAGEMENT TRUST

/s/ Lyndal Stephens Greth
Name:	Lyndal Stephens Greth
Title:	Trustee

ACS CAPITAL MANAGEMENT, LLC

/s/ Lyndal Stephens Greth
Name:	Lyndal Stephens Greth
Title:	Manager

ACS CAPITAL HOLDINGS, LP

By:	ACS Capital Management, LLC, its general partner

/s/ Lyndal Stephens Greth
Name:	Lyndal Stephens Greth
Title:	Manager

ENDEAVOR MANAGER, LLC

/s/ Lyndal Stephens Greth
Name:	Lyndal Stephens Greth
Title:	Chairman of the Board of Managers

STEPHENS FAMILY TRUST

/s/ Lyndal Stephens Greth
Name:	Lyndal Stephens Greth
Title:	Trustee

STEPHENS FAMILY TRUST #2

/s/ Lyndal Stephens Greth
Name:	Lyndal Stephens Greth
Title:	Trustee

SFT MANAGEMENT, LLC

/s/ Lyndal Stephens Greth
Name:	Lyndal Stephens Greth
Title:	Manager

SFT 1 HOLDINGS, LLC

By:	SFT Management, LLC, its manager

/s/ Lyndal Stephens Greth
Name:	Lyndal Stephens Greth
Title:	Manager

SFT 2 HOLDINGS, LLC

By:	SFT Management, LLC, its manager

/s/ Lyndal Stephens Greth
Name:	Lyndal Stephens Greth
Title:	Manager

LYNDAL STEPHENS GRETH

/s/ Lyndal Stephens Greth